UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Auddia Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05072K107
(CUSIP Number)

Jeffrey J. Thramann c/o Auddia Inc. 5755 Central Avenue, Suite C Boulder, CO 80301 (303) 219-9771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

1	NAMES OF REPORTING PERSONS
Jeffrey J. Thramann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,784,788 (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,784,788 (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,784,788 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.47% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Auddia Inc., a Delaware corporation (hereinafter “Auddia” or the “Company”). The Company’s principal executive office is located at 5755 Central Avenue, Suite C, Boulder, Colorado 80301.

Item 2.  Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Jeffrey J. Thramann (“Thramann”), whose business address is c/o Auddia Inc., 5755 Central Avenue, Suite C, Boulder, Colorado 80301. The principal occupation of Thramann is a self-employed investor and entrepreneur. Mr. Thramann is the founder, a director, and Executive Chairman of the Company. Mr. Thramann is also a medical doctor, although he does not currently practice medicine.

(d) and (e). Thramann has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Thramann is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The registration statement for the Company’s initial public offering (the “IPO”) was declared effective on February 16, 2021. The IPO closed on February 19, 2021.

Mr. Thramann purchased 969,000 units in the IPO at a per unit price of $4.125. Each unit consists of (i) one share of Common Stock and (ii) one Series A warrant to purchase one share of Common Stock. Each Series A warrant has a per share exercise price of $4.54, and expires February 19, 2026.

Thramann currently owns (i) 1,681,652 shares of Common Stock, (ii) 969,000 currently exercisable Series A warrants, (iii) currently exercisable warrants to purchase 94,541 shares of Common Stock ($12.16 per share exercise price; October 31, 2023 expiration), and (iv) currently exercisable warrants to purchase 39,595 shares of Common Stock ($0.87 per share exercise price; October 31, 2023 expiration).

The number of shares deemed to be beneficially owned has been calculated on the basis of 11,291,829 shares of the Company’s Common Stock outstanding as of February 26, 2021.

Item 4.  Purpose of Transaction.

As of the date of this statement and except as set forth within this statement, the reporting person has no plans or proposals that would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D.

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Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

Item 5.  Interest in Securities of the Issuer.

(a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Thramann beneficially owns 2,784,788 shares of Common Stock which constitute 22.47% of the outstanding and issued Common Stock of the Company as of January February 26, 2021.

(b) Thramann has sole voting and dispositive power with respect to those shares.

(c) As described in Item 3 above, Thramann purchased 969,000 units in the Company’s IPO.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

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Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

/s/ Jeffrey J. Thramann
Jeffrey J. Thramann

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